

Memorial Trail Ice House, LLC.

Financial Statements

(With Independent Accountants' Review Report)

December 31, 2018

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of
 Memorial Trail Ice House, LLC.:

We have reviewed the accompanying financial statements of Memorial Trail Ice House, LLC (the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations, changes in members' equity and cash flows for the period from October 30, 2018 ("Inception") through December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for it to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 2, certain conditions indicate that Memorial Trail Ice House, LLC may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should Memorial Trail Ice House, LLC be unable to continue as a going concern.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
July 31, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com


MEMORIAL TRAIL ICE HOUSE, LLC

Balance Sheet

December 31, 2018

(Unaudited)


Assets

Cash and cash equivalents	$	-
Total assets	$	-

Liabilities and Members' Equity

Liabilities

Accounts payable and accrued expenses	$	-
Total liabilities		-

Members' equity

Members' equity		
Total members' equity		-
Total liabilities and members' equity	$	-

See accompanying notes to the financial statements and independent accountants' review report.

MEMORIAL TRAIL ICE HOUSE, LLC

Statement of Operations

For the period from October 30, 2018 ("Inception") through December 31, 2018

(Unaudited)

Revenues	$	-
Operating expenses		
Preopening expenses		14,350
Total operating expenses		14,350
Loss before income taxes		(14,350)
Income tax expense		-
Net loss	$	(14,350)

See accompanying notes to the financial statements and independent accountants' review report.

MEMORIAL TRAIL ICE HOUSE, LLC
Statement of Changes in Members' Equity
For the period from October 30, 2018 ("Inception") through December 31, 2018

Balance at October 30, 2018 (unaudited)	$	-
Cash contributions from members		14,350
Net loss		(14,350)
Balance at December 31, 2018 (unaudited)	$	-

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See accompanying notes to the financial statements and independent accountants' review report.

MEMORIAL TRAIL ICE HOUSE, LLC

Statement of Cash Flows

For the period from October 30, 2018 ("Inception") through December 31, 2018

(Unaudited)

Cash flows from operating activities:		
Net loss	$	(14,350)
Net cash used in operating activities		(14,350)
Cash flows from financing activities:		
Cash contributions from members		14,350
Net cash provided by financing activities		14,350
Net increase (decrease) in cash		-
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	-
Supplemental disclosure of cash flow information		
Income taxes paid	$	-
Interest paid	$	-

See accompanying notes to the financial statements and independent accountants' review report.

Note 1 – Nature of Business

Memorial Trail Ice House, LLC ("the Company") was formed as a limited liability Company under the laws of the state of Texas on October 30, 2018 ("Inception").

The Company will use a previously historic general store located in Memorial Park in Houston, TX , and convert it into an bar for friends to come together and escape the hustle and bustle of their daily lives. The bar has not been launched; therefore, the Company has not had any operations since inception through December 31, 2018.

Note 2 – Going Concern

The accompanying financial statements have been prepared on a going concern basis. The Company's prospects are subject to the risks and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offering, as well as other risks and uncertainties.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to generate profits and/or obtain financing sufficient to meet current and future obligation. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Note 3 – Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue recognition
Revenue will be recognized when the delivery of promised goods matches the amount of consideration expected in exchange for the goods.

Income taxes

As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is to be deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

Management review

The Plan has evaluated subsequent events through July 31, 2019, the date the financial statements were available to be issued.

Recent accounting pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

Note 4 – Members' Capital

In January 2019, the members signed an Operating Agreement (the "Agreement") to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting

The Company shall be managed by the members. The three founders of the Company shall be entitled to vote in 50%, 25% and 25% proportion.

Distributions

Distributions of profits or losses shall be determined on an annual basis and allocated by the Company to the members based on each member's capital interest in the Company.

Capital accounts

The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of capital contributions made by such member to the Company and the portion of the Company's net income allocated to such member. Capital accounts are subsequently decreased by the amount of cash or net agreed value of actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss

After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 5 – Commitments and Contingencies

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk management
The Company will maintain various forms of insurance that the Company's management believes will be adequate to reduce the exposure to business risks to an acceptable level.

Note 6 – Subsequent Events

In 2019, the Company issued additional series A and series B membership interests and raised $1,295,000.

On April 29, 2019, the Company entered into a facility lease with a third party. The lease expires in July 2024. The approximate future minimum lease payments under all lease commitments as of the date of the Independent Accountants' Review Report is as follows:

Year ended December 31,		
2019	$	80,912
2020		121,368
2021		121,368
2022		121,368
2023		121,368
2024		60,684
Total minimum lease payments		627,068

On May 8, 2019, the Company entered into an agreement with NextSeed Securities, LLC ("the Portal") to offer up to $200,000 of financial interests through an offering to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933, which permits crowdfunding securities offerings over the internet by eligible users.

In July 2019 the Company was approved for a $250,000 small business administration ("SBA") loan with Plains Capital Bank.